Exhibit 20
            [LETTERHEAD OF ROCKWELL INTERNATIONAL CORPORATION]


                                    Contact:    Terry Francisco
                                                (714) 424-4546
                                                thfrancisco@corp.rockwell.com

Rockwell Reports Higher First Quarter Earnings Per Share
--------------------------------------------------------

COSTA MESA, Calif. (Jan. 20, 1998) -- Rockwell International Corporation (NYSE:ROK) today reported fiscal 1998 first quarter earnings of 74 cents per share, before a special charge related to its Hughes-Avicom acquisition, an increase of six percent over comparable 1997 first quarter earnings of 70 cents per share. Income for the 1998 first quarter before the special charge was $152 million compared to $154 million for 1997. First quarter sales of approximately $2.0 billion were up seven percent from last year's first quarter. First quarter 1998 earnings per share were higher due to the company's stock repurchase program.

         Don H. Davis, president and chief executive officer, said, "Continued strong performances by our Automation and Avionics & Communications businesses in the quarter offset lower Semiconductor Systems earnings. Our Automation business continued to increase its global market share with higher unit volume in Europe compared to 1997's first quarter as well as a nine percent sales increase in North America. Avionics & Communications is capitalizing on the strong commercial air transport market for both new aircraft production and existing fleet upgrades."

         Davis added, "Notwithstanding the uncertain business outlook in Asian markets during the coming months, we remain confident that with continued favorable economic conditions in North America and Europe, we will achieve higher sales and earnings in 1998 at both Automation and Avionics & Communications. These leadership electronics businesses continue to capitalize on strong domestic markets and ongoing productivity improvement initiatives." Davis continued, "We expect steadily improving performance at Semiconductor Systems driven by sales growth in our non-modem businesses, particularly the wireless communication and digital infotainment product lines, and increased

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sales of our K56flex modems resulting from the expected endorsement later this month by the International Telecommunications Union of the recently proposed worldwide standard for 56Kbps products."

         Following is a discussion of sales and earnings for each of Rockwell's businesses during the first quarter:

         - Automation earnings increased ten percent in the first quarter of 1998 to $144 million from $131 million in 1997's first quarter. Automation's higher earnings in 1998 are primarily attributable to increased volume in the United States where sales were up nine percent over the comparable period in 1997. Automation's first quarter earnings as a percent of sales increased to 12.6 percent from
           12.3 percent in last year's first quarter.

         - Avionics & Communications achieved a 25 percent increase in operating earnings to $74 million from $59 million in 1997's first quarter. Sales were up 14 percent to $426 million from $374 million in last year's first quarter primarily due to a sales increase of over 40 percent at our air transport business in the first quarter of 1998. Earnings as a percent of sales increased to 17.4 percent from 15.8 percent in the first quarter of 1997.

         - Semiconductor Systems earnings for the first quarter of 1998 were 47 percent lower than 1997's first quarter on approximately the same sales. Semiconductor Systems achieved unit volume increases in both modem and non-modem products and reduced manufacturing costs in the first quarter of 1998; however, as expected, results were below 1997's first quarter due to lower pricing on the V.34 modem product, slower ramp-up of the new K56flex modem related to a delay in reaching a standards agreement, and continuing major investments in new non-modem product lines. Earnings as a percent of sales for the 1998 first quarter were 10.4 percent compared to 19.4 percent for the first quarter of 1997 but up from 9.2 percent in the fourth quarter of 1997.

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         The 1998 first quarter after tax special charge of $63 million, or 31 cents per share, relates to the write-off of purchased research and development in connection with the December 1997 acquisition of the In-Flight Entertainment
(IFE) business of Hughes-Avicom International, Inc., a leading supplier of airborne interactive IFE systems. Including this charge, net income for the first quarter of 1998 was $89 million, or 43 cents per share. Net income for the first quarter of 1997, including discontinued operations, totaled $179 million, or 82 cents per share.

         Following are first quarter highlights:

       - Rockwell Automation's sixth annual Automation Fair attracted a record 9,540 customers from 48 states and 23 countries to Nashville, Tenn., in November. The event, which has become one of the premier trade shows for automation solutions, drew 97 customer exhibitors, occupying 270,000 square feet of floor space. Automation Fair provides Rockwell with the opportunity to showcase the solutions it provides its customers, who represent a wide range of industries and applications.

       - Rockwell completed its acquisition of the In-Flight Entertainment (IFE) business of Hughes-Avicom International, Inc. in December. The acquisition is a major market expansion for Rockwell and represents a logical extension of its core avionics business into a related area with significant potential for growth. It is also an example of Rockwell's continuing efforts to broaden the capabilities of its avionics business to better address the growing market for aviation electronics systems beyond the flight deck.

       - Rockwell supports the declaration of consensus achieved in December by the International Telecommunications Union (ITU) committee for 56Kbps modem technology. After more than a year, the modem industry has resolved key technical issues that should lead to the availability of industry-standard 56Kbps modems during 1998. While a few minor issues still must be resolved at the next ITU committee meeting in Geneva later this month, the majority of the task has been completed. Third-party research shows that K56flex is supported by more than 1,700 Internet Service Providers (ISPs) at 6,000 points of presence worldwide, and new K56flex ISP modem ports are being shipped to ISP equipment makers each day at a rate twice that of the competitor's x2 port shipments.

       - American Airlines selected Rockwell Collins as the primary avionics supplier for its fleet of new Boeing aircraft in a $200 million agreement for maintenance and logistics support over a 10-year period.

       - Delta Air Lines will equip its newest Boeing 737, 767 and 777 airliners with Collins advanced communication, navigation and surveillance systems. Delta will install the Collins equipment on a total of 106 aircraft, with first deliveries from Boeing scheduled to begin this year and continue through 2006.

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       - Rockwell Automation's Reliance Electric new IQ PreAlert product has been recognized as a technology leader by several top industry publications, including Industry Week, Design News and Plant Engineering, in year-end product and technology overviews. The IQ PreAlert uses micro-electro-mechanical sensors to continually monitor motor operation and protect customers' capital investments.

       - Northern Telecom (Nortel) and Rockwell Semiconductor Systems announced an agreement in which they will work together to enable modems using Rockwell's Consumer Digital Subscriber Line (CDSL) chipset to interwork with Nortel's 1-Meg Modem network equipment, resulting in a high-speed Internet access solution for the mass market in 1998. The Nortel/Rockwell low-cost solution is 17 times faster than the fastest analog modem and is easy to deploy in today's telephone network.

       - Rockwell Semiconductor Systems announced the first in a planned family of cable modem chipsets that will enable Internet connections and other data services up to 700 times faster than conventional analog modems. With its entry into the cable modem market, Rockwell has now established leadership positions across all of the industry's top next-generation modem initiatives including 56Kbps analog modems, Digital Subscriber Line (DSL) modems and high-speed cable modems.


         Rockwell is a global electronic controls and communications company with leadership positions in industrial automation, avionics and communications, and semiconductor systems with fiscal 1997 sales of approximately $8 billion and 45,000 employees. Rockwell's world headquarters is located in Costa Mesa in Orange County, Calif.

                                      # # #

This news release contains statements relating to future results that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in the Company's Securities and Exchange Commission filings.

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                       ROCKWELL INTERNATIONAL CORPORATION
                         SALES AND EARNINGS INFORMATION
                     (in millions, except per share amounts)


                                                          Quarter Ended
                                                           December 31
                                                   ----------------------------
                                                        1997           1996
                                                   -------------  -------------
Sales
  Automation                                         $   1,139      $   1,061
  Avionics & Communications                                426            374
  Semiconductor Systems                                    414            418
                                                     ---------      ---------
Sales                                                $   1,979      $   1,853
                                                     =========       ========

Operating Earnings
  Automation                                         $     144      $     131
  Avionics & Communications                                 74             59
  Semiconductor Systems                                     43             81
  Purchased Research & Development (1)                    (103)             -
                                                     ---------      ---------
Operating Earnings                                         158            271

General Corporate - Net                                     15             21
Interest Expense                                             4              4
Provision for Income Taxes                                  50             92
                                                     ---------      ---------

Income from Continuing Operations                           89            154

Income from Discontinued
  Operations - Automotive                                    -             25
                                                     ---------      ---------

Net Income                                           $      89      $     179
                                                     =========      =========


Basic Earnings per Share:
  Continuing Operations Before
    Purchased Research & Development                  $     .74      $     .70
  Purchased Research & Development                         (.31)             -
                                                      ---------      ---------
  Continuing Operations                                     .43            .70
  Discontinued Operations - Automotive                        -            .12
                                                      ---------      ---------
  Net Income                                          $     .43      $     .82
                                                      =========      =========

Diluted Earnings Per Share:
  Continuing Operations                               $     .43      $     .69
  Discontinued Operations - Automotive                        -            .12
                                                      ---------      ---------
  Net Income                                          $     .43      $     .81
                                                      =========      =========

Average Outstanding Shares
  Basic                                                   204.8          218.7
                                                      =========      =========
  Diluted                                                 207.8          221.8
                                                      =========      =========


          (1) Purchased research and development relates to the acquisition of an Avionics & Communications business in the first quarter of 1998.

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                       ROCKWELL INTERNATIONAL CORPORATION
                              COMPOSITION OF SALES
                                  (in millions)



                                               Three Months Ended
                                                   December 31
                                           ---------------------------
                                               1997           1996
                                           ------------   ------------

                  U.S. Commercial            $  1,125       $  1,059
                  International                   717            678
                  U. S. Government                137            116
                                             --------       --------

                  Total                      $  1,979       $  1,853
                                             =========      ========




                              SUMMARY BALANCE SHEET
                                  (in millions)



                                                December 31      September 31
                                                    1997             1997
                                              ---------------  ----------------

ASSETS
Cash                                             $     183         $    283
Other Current Assets                                 3,432            3,401
Net Property                                         2,246            2,245
Other Assets                                         2,043            2,042
                                                 ---------         --------

Total                                            $   7,904         $  7,971
                                                 =========         ========

LIABILITIES AND SHAREOWNERS' EQUITY
Short-term Debt                                  $     342         $     66
Other Current Liabilities                            1,788            1,904
Long-term Debt                                         157              156
Other Liabilities                                    1,017            1,034
Shareowners' Equity                                  4,600            4,811
                                                 ---------         --------

Total                                            $   7,904         $  7,971
                                                 =========         ========


                                       END

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